Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated September 29, 2008, relating to the consolidated financial statements and consolidated financial statement schedule of TRC Companies, Inc. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 2, 2009